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October 15, 2012	Reid B. Adams T +1 212 596 9209 F +1 646 728 2711 reid.adams@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Dominic Minore, Esq.

Re:	Pyxis Funds I (the “Registrant”)

File Nos. 333-132400 and 811-21866

Dear Mr. Minore:

I am writing on behalf of the Registrant to update our September 21, 2012 response to an oral comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 7, 2012 to Post-Effective Amendment No. 31 to the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 34 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 31/34”). The Registrant filed Amendment 31/34, pursuant to Rule 485(a) under the 1933 Act, on July 3, 2012 to register shares of Pyxis/iBoxx Liquid Loan ETF, a new series of the Registrant (the “Fund”). The Staff’s comment and the Registrant’s revised response are set forth below. The Registrant’s revised response will be reflected in a Post-Effective Amendment to the Trust’s Registration Statement (the “Amendment”), which will be filed on or about October 19, 2012 pursuant to Rule 485(b) under the 1933 Act.

1.	Please remove the word “liquid” from the Fund’s name to avoid giving investors the impression that the Fund is holding itself out as the equivalent of a money market fund.

Revised Response:

The requested change has been made by changing the Fund’s name to “Pyxis/iBoxx Senior Loan ETF.” The Fund has also added the following disclosure: “The Fund will, under normal circumstances, invest at least 80% of its assets (i.e., net assets plus borrowings for investment purposes) in Senior Loans, which are loans that have a right to payment senior to most other debts of a Borrower.”

Mr. Dominic Minore	- 2 -	October 15, 2012

In addition, please note that the Fund has retained disclosure from Amendment 31/34 regarding Senior Loans. For example, the Amendment will include the following disclosure:

•

“Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions (the “Lenders”) represented in each case by one or more such Lenders acting as agent (the “Agent”) of the several Lenders. On behalf of the Lenders, the Agent is primarily responsible for negotiating the loan agreement (“Loan Agreement”) that establishes the relative terms and conditions of the Senior Loan and rights of the Borrower and the Lenders.”

•	“Senior Loans often are secured by specific assets of the Borrower, although the Fund may invest without limitation in Senior Loans that are not secured by any collateral.”

* * * * *

As instructed by the Staff, the Registrant is also submitting the following:

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Registrant may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to the undersigned at (212) 596-9209.

Sincerely,

/s/ Reid B. Adams

Reid B. Adams

cc:	Ethan Powell, Pyxis Capital, L.P.

Rajib Chanda, Esq.